Exhibit 99.2

23 May 2013	For analyst and media enquiries, please call Sean O’Sullivan on +61 2 8845 3352

4th quarter net operating profit US$30.7m

Year net operating profit US$140.8m

(excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments)

James Hardie announces 2013 second half dividends of US37.0 cents, taking total financial year 2013 dividends to US42.0 cents per security

James Hardie today announced a US$30.7 million net operating profit, excluding asbestos, asset impairments, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability expenses and tax adjustments, for the quarter ended 31 March 2013, compared to US$34.5 million in the prior corresponding quarter.

Net operating profit including asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased to a loss of US$69.5 million, compared to a profit of US$480.7 million in the prior corresponding quarter, as discussed below.

For the year, net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased 2% to US$140.8 million, compared to US$144.3 million in the prior corresponding period. The year result reflects, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery.

Net operating profit including asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased 92% from US$604.3 million in the prior corresponding period to US$45.5 million, as discussed below.

CEO Commentary

“Fourth quarter sales volume and revenues increased in both the USA and Europe segment and the Asia Pacific Fibre Cement segment. During the quarter, the average net sales price increased in the Asia Pacific business, but declined slightly in our USA and Europe business,” said James Hardie CEO Louis Gries.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses”, “Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.

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“The fiscal year 2013 operating earnings of our USA and Europe Fibre Cement segment were stable compared to the prior year, due to higher sales volume and improved conditions in the US housing market. In addition, we have committed capital to the re-commissioning of idled production assets at a number of our US plants,” added Louis Gries.

“During the year we funded initiatives in the US business to support market and organisational development based on our belief that a sustainable housing market recovery is well underway. However, the increased spending on market and organisational initiatives constrained the impact of the strong USA and Europe business’ top line performance on the overall profitability of the group,” said Mr Gries.

“When compared to the prior year, our Asia Pacific Fibre Cement business contributed lower operating earnings, reflecting an increasingly competitive operating environment. The Australian and Phillipines businesses delivered lower contributions to group earnings when compared with the prior year, due to subdued operating environments in those countries. The New Zealand business delivered improved results when compared to the prior year,” said Louis Gries.

USA and Europe Fibre Cement

Net sales in the USA and Europe business increased during both the quarter and year due to an increase in sales volume, partially offset by a decrease in the average net sales prices. The increase in net sales reflects an improved operating environment in the US housing market, compared to the prior corresponding periods.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 135,200 in the March 2013 quarter, 28% above the March 2012 quarter. Industry data indicates that gains in both single-family and multi-family production are expected to continue to improve during calendar year 2013. This continued increase in activity in the US housing market follows consistent gains in builder and consumer confidence. The company continues to expect improvement in the US housing market to occur steadily over a protracted period.

Asia Pacific Fibre Cement

Sales volume in the Australian business increased in the quarter compared with the previous corresponding quarter, but decreased in the year ended 31 March 2013. The lower sales revenues of the Australian business relative to the prior corresponding year continue to reflect an increasingly competitive operating environment.

According to Australian Bureau of Statistics data, the total number of dwellings approved for the quarter ended 31 March 2013 were 34,300, 5% above the prior corresponding period. For the year, the total number of dwellings approved were 155,100, an increase of 4% compared with the prior year. However, approvals for detached houses, which are the primary driver of the Asia Pacific business’ net sales, were 21,000 and 89,700 for the quarter and year, a decrease of 3% and 5% in the quarter and year, respectively, when compared to the prior corresponding periods.

For both the quarter and year, excluding New Zealand product liability expenses, the New Zealand business’ earnings increased when compared to the prior corresponding periods. The New Zealand business’ results reflect an improved operating environment and it is positioned to take advantage of an expected increase in market demand in future periods.

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The Philippines business’ sales volume decreased slightly in the quarter, but increased in the year ended 31 March 2013, compared to the prior corresponding periods. The average net sales price for both the quarter and year increased slightly compared to the prior corresponding quarter and year. The Philippines business contributed lower operating earnings during both the quarter and year, compared to the prior corresponding periods.

Operating Performance

For the quarter, EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 12% to US$37.0 million compared to the prior corresponding quarter. EBIT including asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased from a loss of US$7.4 million in the fourth quarter of the prior year to a loss of US$108.3 million.

For the year, EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 7% to US$181.0 million and reflects, on a pre-tax basis, a foreign exchange gain of US$5.5 million and a legal cost recovery of US$2.7 million, as explained below. EBIT including asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 81% from US$155.5 million in the prior year to US$29.5 million.

4th Quarter and Year Results at a Glance

US$ Millions	Q4 FY 2013	Q4 FY 2012	% Change	FY 2013	FY 2012	% Change

Net sales	$326.8	$309.3	6	$1,321.3	$1,237.5	7

Gross profit	101.8	95.6	6	419.3	407.0	3

EBIT excluding asbestos, ASIC expenses, asset impairments and New Zealand product liability expenses	37.0	41.9	(12)	181.0	194.9	(7)

AICF SG&A expenses	(0.5)	(0.5)	—	(1.7)	(2.8)	39

Asbestos adjustments	(131.6)	(31.0)	—	(117.1)	(15.8)	—

ASIC expenses	(2.1)	(0.1)	—	(2.6)	(1.1)	—

New Zealand product liability expenses	—	(3.4)	—	(13.2)	(5.4)	—

Asset impairments	(11.1)	(14.3)	22	(16.9)	(14.3)	(18)

EBIT	(108.3)	(7.4)	—	29.5	155.5	(81)

Net interest income (expense)	0.1	(3.7)	—	2.4	(7.4)	—

Other income	0.6	3.5	(83)	1.8	3.0	(40)

Income tax benefit	38.1	488.3	(92)	11.8	453.2	(97)

Net operating (loss) profit	(69.5)	480.7	—	45.5	604.3	(92)

Diluted (loss) earnings per share (US cents)	(15.8)	109.8	—	10.3	138.0	(93)

For the quarter, net operating profit decreased from US$480.7 million in the prior corresponding quarter to a loss of US$69.5 million. Net operating profit for the quarter included unfavourable asbestos adjustments of US$131.6 million, asset impairment charges of US$11.1 million and New Zealand product liability expenses of nil. During the prior corresponding quarter, net operating profit included unfavourable asbestos adjustments of US$31.0 million, asset impairment charges of US$14.3 million and New Zealand product liability expenses of US$3.4 million.

For the year, net operating profit decreased 92% from US$604.3 million in the prior corresponding period to US$45.5 million. Net operating profit for the year included unfavourable asbestos adjustments of US$117.1 million, asset impairment charges of

Media Release: James Hardie – 4th Quarter and Full Year FY13	3

US$16.9 million and New Zealand product liability expenses of US$13.2 million. Net operating profit for the year was also favourably impacted by, on a pre-tax basis, a US$5.5 million foreign exchange gain on an Australian dollar intercompany loan and a recovery of US$2.7 million for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment from the Australian Taxation Office (“ATO”).

During the prior year, net operating profit included unfavourable asbestos adjustments of US$15.8 million, asset impairment charges of US$14.3 million and New Zealand product liability expenses of US$5.4 million. Additionally, net operating profit in the prior corresponding quarter and prior year included an income tax benefit of US$485.2 million arising from RCI’s successful appeal of a disputed amended tax assessment from the ATO, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible.

US$ Millions	Q4 FY 2013	Q4 FY 2012	% Change	FY 2013	FY 2012	% Change

Net operating (loss) profit	$(69.5)	$480.7	—	$45.5	$604.3	(92)

Excluding:

Asbestos:
Asbestos adjustments	131.6	31.0	—	117.1	15.8	—
AICF SG&A expenses	0.5	0.5	—	1.7	2.8	(39)
AICF interest income	(1.4)	(1.1)	(27)	(7.0)	(3.3)	—
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	—	(32.9)	(2.7)	—
Asset impairment charges	11.1	14.3	(22)	16.9	14.3	(18)
ASIC expenses	2.1	0.1	—	2.6	1.1	—
New Zealand product liability expenses	—	3.4	—	13.2	5.4	—
Tax adjustments¹	(5.7)	(491.8)	(99)	(16.3)	(493.4)	(97)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	(11)	$140.8	$144.3	(2)

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.9	7.9	(13)	32.0	32.9	(3)

¹	The prior corresponding quarter and year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the 31 March 2012 Consolidated Financial Statements for further information.

Cash Flow

Net operating cash flow decreased from US$387.2 million in the corresponding period of the prior year to US$109.3 million for the year. The movement in net operating cash flow was primarily driven by the company’s current year tax payment of US$81.3 million in respect of the 2012 financial year compared to a cash refund of US$396.3 million which was received in the prior year. Both the tax payment and the cash refund arose from the conclusion of RCI’s disputed amended tax assessment with the ATO. Additionally, the company made a contribution to AICF of US$45.4 million (A$45.2 million) in July 2012, compared to the prior year contribution of US$51.5 million (A$48.9 million) and early contribution of US$138.7 million (A$132.3 million). The early contribution was reflected as restricted cash at 31 March 2012.

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Further, net operating cash flows in the prior year included a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

For the year ended 31 March 2013, net capital expenditures for the purchase of property, plant and equipment increased to US$59.7 million, compared to US$35.5 million in the prior year. The increase in capital expenditures is largely a result of investments made to fund facility upgrades and refurbishments of idled equipment in anticipation of a continuing recovery in the US housing market.

Dividends paid during the year increased to US$188.5 million, reflecting a payment of US43.0 cents per security. During the prior corresponding year, the company paid a dividend to shareholders of US$17.4 million, reflecting a payment of US4.0 cents per security.

Outlook

The US operating environment continues to reflect an increasing number of housing starts and improving house values. According to the National Association of Home Builders (“NAHB”), single-family building permits in calendar year 2012 were up 24%, with multi-family building permits up 53%, relative to the prior calendar year. In addition, the NAHB suggests that activity in the US repair and remodel market has increased during the quarter and year ended 31 March 2013 relative to the prior corresponding periods. The NAHB expects growth of the repair and remodel market to continue into calendar year 2013, albeit at a slower rate than the new housing market.

The company expects that the improvement in the US operating environment reflects a sustainable recovery in US housing, although the recovery is expected to occur over a protracted period. In anticipation of the ongoing recovery, the company is investing in capacity expansions through the re-commissioning of idled facilities, as well as funding market and organisational development.

If the underlying market demand and average net sales price in the US business improve as expected, the company anticipates that EBIT to revenue margin in financial year 2014 will increase as the growth in sales revenue exceeds spending on organisational initiatives. These gains are expected to result in an EBIT to revenue margin above 20% in the USA and Europe Fibre Cement segment.

The operating environment in Australia is likely to remain relatively subdued and the company is not anticipating any substantial increase in net sales this calendar year. However, the strong upward trends in the New Zealand construction market that were experienced in fiscal year 2013 are expected to continue. The Philippines operating environment is likely to remain robust and the business is expected to contribute improved operating earnings over the next twelve months.

New Australian Manufacturing Capacity

James Hardie has entered into a contract to acquire the land upon which its existing Carole Park, Brisbane manufacturing facility is located, together with the buildings on the site. In addition, the company will construct new manufacturing capacity on the site. Capital expenditure for the purchase of the property and the construction of new manufacturing capacity is estimated to be A$89 million.

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The company expects to incur these capital expenditures over a two year period, with construction of the new manufacturing capacity commencing at the end of the first quarter of calendar year 2014, with production facilities projected to be fully operational in the first half of calendar year 2015.

The decision to invest in additional Australian fibre cement manufacturing capacity is in response to a long term trend in the Australian residential and commercial construction industries towards greater usage of composite building materials, of which James Hardie is a major beneficiary. The company expects that this capital expenditure will allow it to service expected increases in demand for its products and also enable further incremental capacity expansions in the Asia Pacific business at low capital costs in the medium term if required to meet future market demand.

The Carole Park facility was chosen as the preferred location for expansion as south-east Queensland delivers freight advantages, particularly as James Hardie enjoys strong market penetration in Queensland. Other expected benefits of the investment in the Carole Park facility include enhanced product differentiation and increased operating efficiencies, which are expected to result in manufacturing cost savings.

Production of building materials at our Rosehill plant in Sydney and of pipes at our Meeandah, Brisbane site will continue.

The company does not expect the planned capital expenditure to impact the amounts payable to the Asbestos Injuries Compensation Fund (“AICF”) in the short term. However, in the medium to long term, the company expects the increased capacity to generate increased earnings, and as a consequence, lead to increased net operating cashflows which will ultimately be to the benefit of AICF and asbestos claimants.

Dividend and Future Shareholder Returns

The company today announced an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”). The FY2013 second half dividend and the FY2013 special dividend are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013.

The FY2013 second half dividend and the FY2013 special dividend, together totaling US37.0 cents per security, when added to the FY2013 first half ordinary dividend of US5.0 cents per security paid from earnings in the first-half of financial year 2013, brings the full year dividend to US42.0 cents per security (approximately US$185.5 million). This equals the prior full year dividend of US42.0 cents per security (US$183.8 million).

The FY 2013 second half dividend announced today represents an early increase in the company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net operating profit (excluding asbestos adjustments) which was announced in November 2012 to apply for financial year 2014 onwards. The FY2013 special dividend represents amounts that were not utilised in the company’s share buyback program which expired in May 2013.

The company also announced today a new share buyback program to acquire up to 5% of its issued capital. The actual shares that the company may buyback will be subject to share price levels, consideration of the effect of the share buyback on return on equity, and capital requirements.

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If and to the extent the company does not undertake share buybacks during FY2014 the company will consider further distributions to shareholders over and above those contemplated under the company’s dividend policy subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2014.

The company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”) on 23 July 2012. The total amount of the FY2012 second half dividend was US$166.4 million.

The company paid a dividend to shareholders of US5.0 cents per security on 25 January 2013 (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million.

Further Information

Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 March 2013 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability, asset impairments and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements.

Readers are referred to Notes 7, 11, 13 and 14 of the company’s 31 March 2013 Consolidated Financial Statements for more information regarding the company’s asset impairments, asbestos liability, ASIC proceedings, New Zealand product liability and income tax related issues, respectively.

END

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8845 3352
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 23 May 2013, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

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All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

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Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012

EBIT	$(108.3)	$(7.4)	$29.5	$155.5

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	—	3.4	13.2	5.4

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	37.0	41.9	181.0	194.9
Net sales	$326.8	$309.3	$1,321.3	$1,237.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	11.3%	13.5%	13.7%	15.7%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012

Net operating (loss) profit	$(69.5)	$480.7	$45.5	$604.3

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Asset impairments	11.1	14.3	16.9	14.3
ASIC expenses	2.1	0.1	2.6	1.1
New Zealand product liability expenses	—	3.4	13.2	5.4
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	$140.8	$144.3

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Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$30.7	$34.5	$140.8	$144.3
Weighted average common shares outstanding - Diluted (millions)	442.6	437.5	440.6	437.9

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.9	7.9	32.0	32.9

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments – Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012

Operating (loss) profit before income taxes	$(107.6)	$(7.6)	$33.7	$151.1

Asbestos:
Asbestos adjustments	131.6	31.0	117.1	15.8
AICF SG&A expenses	0.5	0.5	1.7	2.8
AICF interest income	(1.4)	(1.1)	(7.0)	(3.3)
Asset impairments	11.1	14.3	16.9	14.3
New Zealand product liability expenses	—	3.4	13.2	5.4

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses	$34.2	$40.5	$175.6	$186.1

Income tax benefit	38.1	488.3	11.8	453.2
Asbestos:
Tax benefit related to asbestos adjustments	(38.0)	(2.6)	(32.9)	(2.7)
Tax adjustments	(5.7)	(491.8)	(16.3)	(493.4)

Income tax expense excluding asbestos and tax adjustments	(5.6)	(6.1)	(37.4)	(42.9)

Effective tax (benefit) rate	35.4%	6425.0%	(35.0%)	(299.9%)

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments	16.4%	15.0%	21.3%	23.1%

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Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012

EBIT	$(108.3)	$(7.4)	$29.5	$155.5
Depreciation and amortisation	13.2	17.4	61.2	65.2

Adjusted EBITDA	$(95.1)	$10.0	$90.7	$220.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
General corporate costs	$12.7	$6.8	$33.0	$33.9

Excluding:
ASIC expenses	(2.1)	(0.1)	(2.6)	(1.1)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	—	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$10.6	$6.7	$38.6	$32.8

Media Release: James Hardie – 4th Quarter and Full Year FY13	13

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2013	Q4 FY 2012	FY 2013	FY 2012

Selling, general and administrative expenses	$58.0	$48.9	$218.6	$191.0
Excluding:
New Zealand product liability expenses	—	(3.4)	(13.2)	(5.4)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$58.0	$45.5	$205.4	$185.6

Net Sales	$326.8	$309.3	$1,321.3	$1,237.5
Selling, general and administrative expenses as a percentage of net sales	17.7%	15.8%	16.5%	15.4%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	17.7%	14.7%	15.5%	15.0%

Media Release: James Hardie – 4th Quarter and Full Year FY13	14

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 4th Quarter and Full Year FY13	15